UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to rule 17f-2 (17 CFR 270.17f-2)

1. Investment Company Act File Number:          Date examination completed:

   811-07941                                     July 31, 1998

2. State identification Number:
        AL      AK      AZ      AR      CA      CO
        CT      DE      DC      FL      GA      HI
        ID      IL      IN      IA      KS      KY
        LA      ME      MD      MA      MI      MN
        MS      MO      MT      NE      NV      NH
        NJ      NM      NY      NC      ND      OH
        OK      OR      PA      RI      SC      SD
        TN      TX      UT      VT      VA      WA
        WV      WI      WY      PUERTO RICO
        Other (specify):

3. Exact name of investment company as specified in registration statement:

   Merrimac Master Portfolio

4. Address of principal executive office (number, street, city, state, zip code): P. O. Box 501, Cardinal Avenue, George Town, Grand Cayman, Cayman Islands, BWI

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (8-95)





                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940
            --------------------------------------------------------



We, as members of management of The Merrimac Cash Portfolio and The Merrimac Treasury Portfolio, the two series comprising the Merrimac Master Portfolio (the "Portfolio"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Portfolio's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of July 31, 1998.

Based on this evaluation, we assert that the Portfolio was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998 with respect to securities and similar investments reflected in the investment account of the Portfolio.

The Merrimac Master Portfolio


By:



                /s/ Paul Jasinski
                ----------------------------------
                Paul Jasinski
                President, Chief Financial Officer and Treasurer





[ERNST & YOUNG LLP LETTERHEAD]



                        Report of Independent Accountants


To the Board of Directors of
Merrimac Master Portfolio



We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Merrimac Cash Portfolio and the Merrimac Treasury Portfolio, two of the series comprising the Merrimac Master Portfolio (collectively the "Merrimac Master Portfolio") was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of July 31, 1998 with respect to securities and similar investments reflected in the investment account of the Merrimac Master Portfolio. Management is responsible for the Merrimac Master Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Merrimac Master Portfolio's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Merrimac Master Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 1998, and with respect to agreement of security and similar investments purchases and sales, for the period from December 31, 1997 (the date of last examination) through July 31, 1998.

- Confirmation of all securities and similar investments held by institutions in book entry form at the Depository Trust Corporation and the Federal Reserve Bank of Boston;

- Reconciliation of confirmation results as to all such securities and investments to the books and records of the Merrimac Master Portfolio and Investors Bank & Trust Company;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Investors Bank & Trust Company's records; and

- Agreement of 10 security and/or investment purchases and 10 security and/or investment sales or maturities since our last examination from the books and records of the Merrimac Master Portfolio to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Merrimac Master Portfolio's compliance with specified requirements.

In our opinion, management's assertion that the Merrimac Master Portfolio was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998 with respect to securities and similar investments reflected in the investment account of the Merrimac Master Portfolio, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Merrimac Master Portfolio and the Securities and Exchange Commission and should not be used for any other purpose.



                                 /s/ Ernest & Young LLP
                                 Ernst & Young LLP




September 28, 1998